UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

Lot 6-2, Level 9, Equatorial Plaza,

Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT

On January 15, 2026, Helena Global Investment Opportunities I Ltd. (“Helena”) filed a complaint against Sagtec Global Limited (the “Company”) in the Supreme Court of the State of New York, County of New York (the “Complaint”), alleging claims arising out of a purchase agreement entered into between the parties dated July 11, 2025 (the “Agreement”), which the Company previously disclosed in a Form 6-K filed on the same date. The Company was served with the Complaint outside of the State of New York on January 28, 2026 and the Company is required to serve an answer to the Complaint within 30 days of such date.

The Agreement provides that the Company may, at its discretion, issue and sell to Helena up to $25 million of the Company’s ordinary shares over time in separate advances, subject to specified conditions, limitations, and the effectiveness of a resale registration statement.

In the Complaint, Helena alleges that the Company failed to deliver certain equity securities purportedly owed under the Agreement in connection with a commitment fee provision. Based on these allegations, Helena asserts claims for breach of contract, declaratory relief, and specific performance, and seeks, among other relief, (i) compensatory damages in an amount of approximately $500,000 and (ii) specific performance requiring the Company to issue and deliver equity securities having an aggregate value of approximately $500,000, together with interest, attorneys’ fees and costs.

The Company disputes Helena’s claims and believes that it has meritorious defenses. The Company intends to vigorously defend the action. At this time, the Company is unable to predict the outcome of the matter or reasonably estimate the amount of any potential loss, if any. An adverse outcome in this matter could have a material adverse effect on the Company’s financial condition, results of operations, or cash flows.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: February 11, 2026

2